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News Release
For immediate release

CEP recommends acceptance of settlement with Bell

MONTREAL, May 7, 2008 – Bell Canada was informed today that the Communications, Energy and Paperworkers’ Union of Canada (CEP) has recommended that 5,000 Craft & Services technicians represented by the union accept the proposed settlement negotiated with the union during three days of talks last weekend.

“This is a welcome outcome of three days of intense negotiations,” said Patrick Pichette, President, Operations, for Bell Canada. “The engagement of CEP President Dave Coles, with the national leadership of the union, in support of the local bargaining committee was instrumental in moving our discussions forward.”

The proposed settlement Bell reached with the CEP on May 5 was the result of direct negotiations between senior executives of the company, the union bargaining committee and the CEP’s national leadership. The union leadership presented the proposed settlement today to its national caucus of local presidents who voted to recommend acceptance.

The 5,000 technicians involved mainly serve business customers in major urban centres of Ontario and Québec. Other technicians are not impacted, including those who support Bell Mobility, Bell’s residential Wireline, Sympatico and ExpressVu services, Bell Aliant (including Atlantic Canada and non-urban areas of Ontario and Québec) and Bell Western Region.

About Bell

Bell is Canada’s largest communications company, providing consumers with solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology (ICT) services to businesses and governments, and is the Virtual Chief Information Officer (VCIO) to small and medium businesses (SMBs). Bell is proud to be a Premier National Partner and the exclusive Telecommunications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Bell is wholly owned by BCE Inc. For information on Bell’s products and services, please visit www.bell.ca. For corporate information on BCE, please visit www.bce.ca.

For media inquiries, please contact:

Pierre Leclerc
Bell Media Relations
514 870-2759
pierre.leclerc@bell.ca